

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2015

Via E-mail
Darrell C. Sherman, Esq.
Vice President and General Counsel
Taylor Morrison Home Corporation
4900 N. Scottsdale Road, Suite 2000
Scottsdale, Arizona 85251

> **Re: Taylor Morrison Home Corporation**
> **Registration Statement on Form S-3**
> **Filed March 2, 2015**
> **File No. 333-202431**

Dear Mr. Sherman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please advise whether any of the Class A common stock being registered will be issued upon the exchange of outstanding limited partnership units of TMM Holdings II Limited Partnership.

Incorporation by Reference, page 2

2.   We note that you incorporate by reference your Annual Report filed on Form 10-K for the year ended December 31, 2014. However, the 10-K incorporates information from the company's proxy which has not yet been filed. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Thus, please either amend the 10-K to include Part III or file the proxy. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01, which can be found on our website, for guidance.

3.   Please specifically incorporate by reference any other applicable Exchange Act report filed after the date of the initial registration statement, but prior to effectiveness. For additional guidance, please see our Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05, which can be found on our website.

Selling Stockholder, page 10

4.   Please disclose that the selling stockholder may be deemed an underwriter for this offering.

5.   Please disclose whether the selling stockholder is a broker-dealer or affiliate of a broker-dealer. If you determine that the selling stockholder is a broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter unless such selling stockholder received its securities as compensation for its services. If the selling stockholder is an affiliate of a broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business. If not, you must indicate that such selling stockholder is an underwriter.

6.   Please indicate the nature of any position, office, or other material relationship which the selling stockholder has had within the past three years with the registrant or any of its predecessors or affiliates. Refer to Item 507 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Erin Jaskot, Staff Attorney at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
       John C. Kennedy, Esq.
       Lawrence G. Wee, Esq.
       Paul, Weiss, Rifkind, Wharton & Garrison LLP